Exhibit 16.1

Deloitte & Touche LLP Two World Financial Center New York, NY 10281-1414 USA Tel: +1 (212) 436-2000 Fax: +1 (212) 436-5000 www.deloitte.com

January 19, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Form 8-K of Kohlberg Capital Corporation (the “Company”) dated January 19, 2010.

Except as noted in the next sentence, we agree with the statements made in Item 4.01 of the Form 8-K. We have no basis to agree or disagree with (i) the statements made in the second sentence of the first paragraph regarding the Company’s discussion with the staff of the Securities and Exchange Commission and (ii) the statements made in the third sentence of the first paragraph and the second sentence of the sixth paragraph.

Very truly yours,

cc:	Dayl Pearson, Chief Executive Officer Michael Wirth, Chief Financial Officer Albert Pastino, Chairman of the Audit Committee of the Board of Directors